Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Ownership
China Broadband, Ltd.	Cayman Islands	100%
Sinotop Group Limited	Hong Kong	100%
YOU On Demand (Beijing) Technology Co., Ltd.	People’s Republic of China	100%
Beijing Sino Top Scope Technology, Co., Ltd.	People’s Republic of China	Variable Interest Entity
Zhong Hai Shi Xun Information Technology, Co., Ltd	People’s Republic of China	Variable Interest Entity